Matthew B. Hemington T: +1 650 843 5062 hemingtonmb@cooley.com	Via EDGAR

July 9, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Intersect ENT, Inc. Registration Statement on Form S-1 Filed June 23, 2014 File No. 333-196974

Dear Ms. Ravitz:

On behalf of Intersect ENT, Inc. (the “Company”), we are providing this letter response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 1, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (“Registration Statement”) filed with the Securities and Exchange Commission on June 23, 2014. The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Graphics

1.	We note your response to prior comment 1 and reissue the comment. Please remove the disclosure under “Maintains” or provide an appropriately balanced discussion. In this regard, we note that your footnoted disclosure of clinical uncertainties is not of equal prominence, in size or placement, as your non-footnoted disclosure of positive clinical data. Please revise accordingly.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

United States Securities and Exchange Commission

July 9, 2014

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has revised the graphic to move the footnoted disclosure of clinical uncertainties to appear in the text under the heading “Maintains.”

The Market, page 2

2.	In each location throughout your prospectus where you disclose your market opportunity, for example on pages 2, 62 and 64, please ensure that you have disclosed all material assumptions in how you have calculated your potential market. For example, please revise your disclosure to clarify that your disclosed market opportunity assumes that you will be able to convert the approximately 40% of ENT physicians who do not use any packing material to use your products when performing sinus surgeries.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 62 and 64 to include all material assumptions in how it has calculated its potential market.

Financial Statements, page F-1

3.	Please describe to us the reasons for the changes in the equity section of the balance sheet from your previous submission. Please also clarify if the changes in the equity section of the balance sheet are associated with the subsequent events disclosure presented in Note 16.

Response: The Company respectfully acknowledges the comment and advises the Staff that the changes in the equity section of the balance sheet are associated with the subsequent events disclosure presented in Note 16 regarding the forgiveness of $0.5 million in promissory notes in June 2014 issued to the Company’s Chief Executive Officer in May 2013.

As discussed in Note 4 on pages F-17 and F-18 of the Amended Registration Statement, and repeated here for convenience, options held by the President and Chief Executive Officer, Ms. Earnhardt, a related party, were modified in April 2013 to permit exercise with promissory notes of up to $0.5 million. The promissory notes were issued in May 2013 for $0.5 million. Under the terms of the notes, one quarter of the principal and interest will be forgiven on each anniversary date of the note as long as Ms. Earnhardt remains the Company’s Chief Executive Officer. In addition, the entire principal and interest of the notes will be forgiven on the earlier of an initial public offering (“IPO”) or the closing of a liquidation event (as defined in the articles of incorporation), where the proceeds to the Company or its stockholders is greater than $200.0 million. The Company has the option to accelerate the maturity date if, at the Company’s reasonable

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

United States Securities and Exchange Commission

July 9, 2014

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discretion, such acceleration may be necessary due to any applicable law, rule or regulation, including, without limitation, the Sarbanes-Oxley Act of 2002.

As the forgiveness of the promissory notes has already occurred and was no longer contingent upon an IPO, the Company determined it was no longer appropriate to include the forgiveness of the promissory notes in the pro forma presentations.

Due to the forgiveness of the promissory notes, the Company also updated the fair value of the $0.5 million promissory notes to reflect the result that it is no longer possible for the Company to receive repayment of $0.5 million. The Company determined it was more appropriate to use the incremental cost of the modification to permit exercise with promissory notes of $0.3 million in May 2013 as the initial fair value and amortize prospectively.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Lisa D. Earnhardt, Intersect ENT, Inc. B. Shayne Kennedy, Latham & Watkins LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM